# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Quhuo Limited, CIK 0001781193
CUSIP: 74841Q209
Title of class of securities: Class A Ordinary Shares, par value US$0.0001 per share
Address of issuer's principal executive offices: 3F, Build A, Xin'anmen, No. 1 South Bank, Huihe South Street, Chaoyang District, Beijing, China (F4), 100020
Date of event which requires filing of this statement: 12/05/2024
Amends the filing with accession number 0001104659-24-108748
Filed by CIK 0002036565
Persons authorized to receive notices and communications: Genan Tech Limited, Craigmuir Chambers, Road Town, Tortola, Virgin Islands British (D8), 1110, 852-2134-9819

## Reporting persons
- Genan Tech Limited (CIK 0002036565): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 2; sole dispositive power 0; shared dispositive power 2; aggregate amount beneficially owned 2 (0.01% of the class)
- Ahmed Mohamed Aly Mohamed: type of reporting person: individual (IN); citizenship or place of organization: Egypt (H2); source of funds: other (OO); sole voting power 0; shared voting power 2; sole dispositive power 0; shared dispositive power 2; aggregate amount beneficially owned 2 (0.01% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value US$0.0001 per share
Name of issuer: Quhuo Limited
Address of issuer's principal executive offices: 3F, Build A, Xin'anmen, No. 1 South Bank, Huihe South Street, Chaoyang District, Beijing, China (F4), 100020

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Class A Ordinary Shares and percentages of the Class A Ordinary Shares beneficially owned by each of the Reporting Persons. Percentage calculated based on existing 896,950,139 Ordinary Shares as a single class (including 890,653,509 Class A Ordinary Shares and 6,296,630 Class B Ordinary Shares outstanding as of September 6, 2024, as reported in Issuer's Form F-3 filed with the SEC on September 6, 2024). Percent of class represented by amount in Row (13) is less than 0.01%.
Number of shares as to which each person has sole or shared power to vote or dispose:
Genan Tech Limited: (1) Sole Voting Power: 0 (2) Shared Voting Power: 2 Class A Ordinary Shares (3) Sole Dispositive Power: 0 (4) Shared Dispositive Power: 2 Class A Ordinary Shares

Ahmed Mohamed Aly Mohamed: (1) Sole Voting Power: 0 (2) Shared Voting Power: 2 Class A Ordinary Shares (3) Sole Dispositive Power: 0 (4) Shared Dispositive Power: 2 Class A Ordinary Shares
Transactions in the class effected during the past sixty days: From October 14, 2024 to December 5, 2024, Genan Tech Limited entered into securities purchase agreements with certain third parties, pursuant to which it sold in several tranches an aggregate of 265,158,420 Class A Ordinary Shares to the third parties. Except as described in this Schedule 13D, during the past 60 days, none of the Reporting Persons has effected any transactions in the Class A Ordinary Shares.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: This Amendment No. 1 is being filed to report that, as of the date hereof, each Reporting Person no longer beneficially owns more than five percent of the Class A Ordinary Shares.

## Signatures
- Genan Tech Limited: /s/ Ahmed Mohamed Aly Mohamed, Ahmed Mohamed Aly Mohamed/Director (02/10/2025)
- Ahmed Mohamed Aly Mohamed: /s/ Ahmed Mohamed Aly Mohamed, Ahmed Mohamed Aly Mohamed (02/10/2025)